Joseph M. Rigby Chairman of the Board President Chief Executive Officer	701 Ninth Street, NW Washington, DC 20068 202-872-2219

July 25, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549-0404

Attention:	H. Christopher Owings

Re:	Pepco Holdings, Inc.
Form 10-K for the year ended December 31, 2010 - Filed February 25, 2011 (“2010 Form 10-K”)
Definitive Proxy Statement on Schedule 14A - Filed March 31, 2011 (“2011 Proxy Statement”)
Form 10-Q for Fiscal Quarter Ended March 31, 2011 - Filed May 6, 2011 (“2011 Form 10-Q”)
File Nos. 1-31403

Dear Mr. Owings:

This letter is submitted by Pepco Holdings, Inc. (“PHI” or the “Company”) in response to the Staff’s comment letter, dated June 24, 2011, relating to the above-referenced Form 10-K, Proxy Statement and Form 10-Q filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  For convenience of reference, the Staff’s comment is restated below in italics, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 35

1.
Please provide the disclosure required by Item 201(c) of Regulation S-K with respect to restrictions on your ability to pay cash dividends, including any restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances.  You may satisfy this disclosure by including in this section a cross-reference to another section of the report that provides such disclosure.

The Company has included a cross-reference on page 29 of the 2010 Form 10-K, immediately below the dividend table, which reads as follows:

See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Capital Resources and Liquidity — Capital Requirements — Dividends,” of this Form 10-K for information regarding restrictions on the ability of PHI and its subsidiaries to pay dividends.

Item 7 (page 72 of the 2010 Form 10-K) includes the disclosure regarding restrictions on the Company’s ability to pay cash dividends, including restrictions on the ability of subsidiaries to transfer funds to the

Company, as required by Item 201(c) of Regulation S-K.  As a result, we do not believe additional disclosure is necessary to satisfy the requirements of Item 201(c).

Item 9A.	Controls and Procedures, page 320

2.
We note that the conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures is qualified at the reasonable assurance level.  Please revise to clarify, if true, that your disclosure controls and procedures also are designed at the reasonable assurance level, or remove the reference to the level of assurance of your disclosure controls and procedures.

The Company will revise the disclosure currently on page 320 of the 2010 Form 10-K under “Controls and Procedures” in future filings to read as follows:

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (SEC) rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.  This control system, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met.  The Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their stated objectives.  Under the supervision, and with the participation of management, including the CEO and the CFO, Pepco Holdings has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, and, based upon this evaluation, the CEO and CFO of Pepco Holdings have concluded that these disclosure controls and procedures are effective to provide reasonable assurance that material information relating to Pepco Holdings and its subsidiaries that is required to be disclosed in reports filed with, or submitted to, the SEC under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms and (ii) is accumulated and communicated to management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The statements regarding disclosure controls and procedures for each of the Company’s subsidiaries would be similarly revised.

Definitive Proxy Statement on Schedule 14A

Board Review of Transactions with Related Parties, page 15

3.
Please describe the standards applied by the Corporate Governance/Nominating Committee and the disinterested members of your board of directors in reviewing and determining whether to approve or ratify related party transactions.  See Item 404(b)(1)(ii) of Regulation S-K.  In addition, please confirm to us that the reason you did not disclose any related party transactions in this section is because you have none to report pursuant to Item 404(a) of Regulation S-K.

The Corporate Governance/Nominating Committee currently does not have any written standards it utilizes in reviewing related party transactions and typically follows the NYSE guidelines related to director independence for the review of interested transactions.  The Company intends to amend its Procedures for Evaluating Related Party Transactions to include written standards.  In future filings, the standards applied by the Corporate Governance/Nominating Committee in reviewing and approving related party transactions will be included in the Company’s Proxy Statement under the heading “Board Review of Transactions with Related Parties.”

We wish to advise the Staff supplementally that the Company did not include any disclosure regarding related party transactions in the 2011 Proxy Statement because there were no transactions during the applicable period that met the criteria contained in Item 404(a) of Regulation S-K.

2010 Director Compensation, page 21

4.
We note from the disclosure in footnote (6) to the beneficial ownership table that directors Golden and Nussdorf each holds stock options overlying 2,000 shares of common stock.  Please disclose in a footnote to the director compensation table the aggregate number of outstanding option awards held by each director as of your most recently completed fiscal year.  See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

As of the Company’s most recently completed fiscal year, the only directors with outstanding options are Directors Golden and Nussdorf, each of whom holds options to purchase 2,000 shares of Company common stock.  Certain of such options expired in April 2011.  A footnote will be added to the Director Compensation table on page 21 of the 2011 Proxy Statement in future filings containing the information required by Item 402(k)(2)(iii) to the extent applicable.  Such disclosure will read as follows:

Each of Messrs. Golden and Nussdorf holds an option to purchase 1,000 shares of Company common stock at an exercise price of $22.685 per share.  Such options had a grant date fair value of $4.29 per share.

Security Ownership of Certain Beneficial Owners and Management, page 23

Section 16(a) Beneficial Ownership Reporting Compliance, page 24

5.
Please disclose the number of transactions that were not reported on a timely basis as a result of Ernest L. Jenkins’s failure to file the Form 4 on a timely basis.  See Item 405(a)(2) of Regulation S-K.

Mr. Jenkins failed to report one sale transaction timely.  The Company will revise its disclosure in future filings to reflect both the number of reports and the number of transactions which were not reported timely.

Compensation Discussion and Analysis, page 25

Components of the Executive Compensation Program, page 29

Base Salary, page 29

6.
We note the disclosure with respect to your named executive officers’ 2011 salary levels in this subsection. In addition to discussing any material changes to the compensation of your named executive officers taken after your most recently completed fiscal year, this section should also discuss the compensation of your named executive officers for the most recently completed fiscal year.  We note that you have provided such disclosure with respect to base salary in your definitive proxy statement on Schedule 14A filed on March 26, 2010.  In future filings, please provide the disclosure required by Item 402(b) of Regulation S-K with respect to each element of compensation for your most recently completed fiscal year.  See Instruction 2 to Item 402(b) of Regulation S-K.

In future filings, the Company will discuss each component of compensation for the named executive officers for the most recently completed fiscal year as required by Item 402(b) of Regulation S-K.

Long-Term Incentive Plan Awards, page 33

7.
We note the disclosure in the first paragraph that the long-term incentive opportunity is designed to place the named executive officer’s total direct compensation at a level approximating the midpoint of the competitive range.  We also note the disclosure in the third paragraph that you increased each named executive officer’s targets to bring the long-term incentive opportunity to the mid-point of the range.  Please clarify if such reference to the “mid-point of the range” refers to the range for total direct compensation or the range for long-term incentive compensation.  If the latter, then please discuss the effect that such increase has on placing your named executive officers’ total direct compensation at a level approximating the midpoint of the competitive range.

The compensation analysis performed by Pearl Meyer & Partners (PM&P) indicated that the Company’s total compensation was below the median range for total compensation based on the peer group and the long-term compensation was also below the mid-point of the competitive range for long-term incentives of the peer group.  As a result, the Company adjusted its long-term incentive target to bring it within the median of the competitive range for long-term incentive compensation of the peer group.  This change had the effect of also bringing the Company’s total compensation within the median range of practices of the peer group based on PM&P’s analysis.

The reference to “the mid-point of the range” contained in the third sentence of the third full paragraph under “Long-Term Incentive Plan Awards” on page 33 of the Company’s 2011 Proxy Statement will be revised in the 2012 Proxy Statement, as applicable, to indicate that:

Based on a PM&P total compensation analysis concluded in December 2010, the Committee increased the NEOs’ long-term incentive compensation targets commencing in January 2011 to make the long-term incentive opportunity consistent with the mid-point of the competitive range for long-term incentives.  This adjustment in long-term incentive targets had the effect of aligning the Company’s total compensation for its executive officers with the median range of practices for total compensation based upon the previously described PM&P analysis.

Performance Stock Program, page 34

8.	Please disclose the specific annual performance targets levels that were established and achieved for the 2008 through 2010 performance period.

The following table sets forth the performance targets and actual results achieved by the Company for each year in the 2008-2010 Long-Term Incentive Plan (LTIP) performance cycle and, in the 2012 Proxy Statement, a table similar to this will be prepared for the 2009-2011 LTIP performance cycle (in millions of dollars, except per share amounts).

	2008		2009		2010		Payout Percentage
	Target	Actual	Target	Actual	Target	Actual
LTIP Corporate Goals
Earnings per share	$1.60	$1.93	$1.67	$0.91	$1.75	$1.24	66.7%
Free cash flow per share	($1.35)	($1.11)	($2.43)	($1.99)	($2.35)	($1.95)	200.0%
LTIP Conectiv Energy Goals
Earnings	$76.3	$121.5	$79.7	$14.6	$83.3	$7.9	66.7%
Free cash flow	($26.9)	($14.7)	($112.1)	($67.5)	($25.1)	($2.8)	200.0%
LTIP Power Delivery Goals
Earnings	$202.8	$250.1	$212.0	$164.4	$221.5	$229.6	108.0%
Free cash flow	($202.9)	($29.7)	($396.0)	($248.6)	($494.8)	($406.8)	200.0%
LTIP Pepco Energy Services Goals
Earnings	$40.1	$39.4	$41.9	$39.8	$43.8	$35.7	79.0%
Free cash flow	$12.8	$0.7	$16.8	($35.2)	$13.9	$164.3	66.7%

The amounts in the table above exclude extraordinary and unusual items, as well as other matters, that management believes are not reflective of the Company’s ongoing business.

Executive Compensation, page 41

2010 Summary Compensation Table, page 41

9.
Please disclose in a footnote why the salaries for 2010 were different for your named executive officers than the amounts disclosed as the 2010 salary level for such officers on page 26 of your definitive proxy statement on Schedule 14A filed on March 26, 2010.

Historically, the Company has determined the amount of each named executive officer’s base salary by adjusting the amount of base salary paid during the year by i) adding amounts earned, but unpaid at the end of the year, and ii) deducting amounts paid in the beginning of the year, but earned in the preceding year.  The historical methodology for determining these adjustments has employed hourly rather than semi-monthly wage calculations and this approach has resulted from time to time in the Company reporting slightly different amounts of salary in the Summary Compensation Table versus the annual salary amounts reported in the Compensation Discussion and Analysis section of the Company’s proxy statement for the previous fiscal year.

We intend to utilize the semi-monthly calculation methodology for all years presented in the Summary Compensation Table to ensure that in future proxy statement filings there is no discrepancy in the actual base salary for the named executive officers reported in the table referenced above and the base salary for such officers reported in the Compensation Discussion and Analysis section of the Company’s proxy statement.

Outstanding Equity Awards at December 31, 2010, page 47

10.
We note the disclosure in footnote (28) that the number of shares reported for the column associated with footnote (28) was based on 2009 performance awards.  However, such number should be based on your performance for the most recently completed fiscal year. Please revise.  See Instruction 3 to Item 402(f)(2) of Regulation S-K.

The disclosure contained in footnote 28 will be revised in future filings to reflect performance for the recently completed fiscal year.

2010 Option Exercises and Stock Vested, page 48

11.
We note the disclosure in footnote (31) that you determined the value realized on vesting based on the market prices of your common stock on the day prior to the vesting date. Instruction to Item 402(g)(2) of Regulation S-K requires that you determine such value using the market value on the vesting date.  Please revise.

We wish to advise the Staff supplementally that the vesting of the restricted stock occurred on a weekend day.  As a result, the Company utilized the business day prior to vesting to calculate the information in the table.

The disclosure in future filings will reflect the calculation of the value realized on vesting of restricted stock based upon the market price of the Company’s common stock on the vesting date, unless the vesting date falls on a date for which a market price is not available, in which case the Company will disclose the alternative date used.

Nonqualified Deferred Compensation at December 31, 2010, page 53

12.	Please indicate in the table the set of data to which footnote (35) corresponds.

Footnote 35 should have appeared next to the second column entitled “Registrant Contributions in Last Fiscal Year” in the table entitled Nonqualified Deferred Compensation at December 31, 2010.  This footnote will be included in future filings to the extent applicable.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 4.  Controls and Procedures, page 151

13.	Please comply with comment two, as it applies to your Form 10-Q for fiscal quarter ended March 31, 2011.

The same disclosure changes to be added to future Form 10-K filings in response to comment two above will be included in the future Forms 10-Q.

Exhibits 31.1 through 31.8

14.
The certification filed pursuant to Exchange Act Rule 13a-14(a) should match the form of such certification set forth in Item 601(b)(31)(i) of Regulation S-K.  Please revise accordingly, including without limitation inclusion of the phrase “(the registrant's fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of such certification.

The certifications filed pursuant to Exchange Act Rule 13a-14(a) will be revised in future filings to match the form contained in Item 601(b)(31)(i) of Regulation S-K.

In connection with our response to these comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *       *        *

If you have any questions regarding this response, please do not hesitate to call me at (202) 872-2219, Ronald K. Clark, Vice President and Controller, at (202) 872-2249, or Jane K. Storero, Vice President – Corporate Governance and Secretary, at (202) 872-3487.

Sincerely,

/s/ Joseph M. Rigby
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer

cc:           Charles Lee
Lilyanna L. Peyser
Anthony J. Kamerick
Ronald K. Clark
Jane K. Storero
D. Michael Lefever
D. Michael Eberhardt